Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-192178

T-MOBILE US, INC.

Pricing Term Sheet

Offering of 17,391,305 Shares of 5.50% Mandatory Convertible Preferred Stock, Series A

(the “Offering”)

December 9, 2014

This pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated December 8, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 7, 2013 and the documents incorporated and deemed to be incorporated by reference therein. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	T-Mobile US, Inc. (the “Company”)

Pricing Date:	December 9, 2014

Trade Date:	December 10, 2014

Expected Settlement Date:	December 15, 2014

Title of Securities:	5.50% Mandatory Convertible Preferred Stock, Series A, par value $0.00001 per share, of the Company (the “Preferred Stock”).

Size of the Offering:	17,391,305 shares

Underwriters’ Option to Purchase Additional Shares of Preferred Stock:	Up to an additional 2,608,695 shares that the underwriters for the Offering have the option to purchase.

Public Offering Price:	$50.00 per share

Use of Proceeds	The Company estimates that the net proceeds from the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, payable by the Company, will be approximately $854.1 million (or approximately $982.3 million if the underwriters exercise in full their option to purchase additional shares of the Preferred Stock). The Company expects to use the net proceeds of the Offering for general corporate purposes, which may include capital investments and acquisition of additional spectrum unrelated to spectrum we may obtain in the Federal Communication Commission’s pending AWS-3 spectrum auction.

Capitalization	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $854.1 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of Preferred Stock).

Liquidation Preference:	$50.00 per share

Dividends:	5.50% of the liquidation preference of $50.00 per share of the Preferred Stock per annum (equivalent to $2.75 per annum per share of the Preferred Stock), if declared by the Company’s board of directors, payable in cash or, at the Company’s election (subject to certain limitations), by delivery of any combination of cash and shares of the Company’s common stock. The dividend payable on the first dividend payment date (March 15, 2015), if declared, is expected to be $0.6875 per share of Preferred Stock and on each subsequent dividend payment date, if declared, will be $0.6875 per share of Preferred Stock.

If the Company elects to make any such payment of a declared dividend, or any portion thereof in shares of common stock, such shares shall be valued for such purpose at the average VWAP per share of common stock (as defined in the Preliminary Prospectus Supplement) over the five consecutive trading day period commencing on and including the seventh scheduled trading day immediately preceding the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of common stock delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by the floor price (as defined below). To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and 97% of the Average Price, the Company will, if it is legally able to do so, pay such excess amount in cash.

Floor Price:	$9.05, subject to adjustment as described in the Preliminary Prospectus Supplement (the “floor price”).

Dividend Record Dates:	The immediately preceding March 1, June 1, September 1 and December 1 to the next dividend payment date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2015 to, and including, the mandatory conversion date.

Initial Price:	$25.85, which is the last reported sale price of our common stock on the New York Stock Exchange (“NYSE”) on December 9, 2014.

Threshold Appreciation Price:	$31.02, which represents an appreciation of 20.0% over the initial price.

Mandatory Conversion Date:	December 15, 2017 (the “mandatory conversion date”)

Conversion Rate:	The conversion rate for each share of the Preferred Stock will be not more than 1.9342 shares of our common stock (the “maximum conversion rate”) and not less than 1.6119 shares of our common stock (the “minimum conversion rate”), depending on the applicable market value of our common stock, as described below and subject to certain adjustments. The “applicable market value” of our common stock is the average VWAP per share of our common stock for the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described in the Preliminary Prospectus Supplement and the following table illustrates the conversion rate per share of the Preferred Stock, subject to certain anti-dilution adjustments.

Applicable Market Value of our Common Stock on the Mandatory Conversion Date	Conversion Rate Per Share of the Preferred Stock

Less than or equal to $25.85 (the initial price).	1.9342 shares of our common stock.

Greater than $25.85 and less than $31.02 (the threshold appreciation price).	Between 1.9342 and 1.6119 shares, determined by dividing $50 by the applicable market value of our common stock.

Equal to or greater than the threshold appreciation price.	1.6119 shares of our common stock (the minimum conversion rate).

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), holders of the Preferred Stock may elect to convert their shares of the Preferred Stock, in whole or in part, into shares of our common stock at the minimum conversion rate of 1.6119 shares of our common stock per share of the Preferred Stock, subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (the “early conversion date”), we have not declared all or any portion of the accumulated dividends for all dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate for such early conversion will be adjusted so that holders converting their Preferred Stock receive an additional number of shares of common stock equal to such amount of accumulated and unpaid dividends for such prior dividend periods, divided by the greater of the floor price and the average VWAP per share of common stock over the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the cash amount of the accumulated and unpaid dividends for all dividend periods ending on a dividend payment date prior to the relevant conversion date exceeds the value of the product of the number of additional shares added to the conversion rate and the early conversion average price, the Company will not have any obligation to pay the shortfall in cash.

Early Conversion at the Option of the Holder Upon a Fundamental Change:	Upon the occurrence of a “fundamental change” (as defined in the Preliminary Prospectus Supplement) prior to the mandatory conversion date, under certain circumstances we will deliver or pay to holders who convert their shares of the Preferred Stock during the period from, and including, the effective date of the fundamental change to, but excluding, the earlier of (A) the mandatory conversion date and (B) the date that is 30 calendar days after the effective date of such fundamental change (the “fundamental change conversion period”), a number of shares of our common stock or, if the fundamental change also constitutes a reorganization event, units of exchange property (as defined in the Preliminary Prospectus Supplement), determined using the applicable fundamental change conversion rate. The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price per share of our common stock paid or deemed paid in such fundamental change (the “stock price”).

Holders who convert Preferred Stock within the fundamental change conversion period will also receive a “fundamental change dividend make-whole amount,” in cash or in shares of common stock, equal to the present value (computed using a discount rate of 5.50% per annum) of all remaining dividend payments on their shares of Preferred Stock (excluding any accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date. If the Company elects to pay the fundamental change dividend make-whole amount in shares of common stock in lieu of cash, the number of shares of common stock that the Company will deliver will equal (x) the fundamental change dividend make-whole Amount divided by (y) the greater of the floor price and 97% of the stock price.

In addition, to the extent that, as of the effective date of the fundamental change, the Company has not declared any or all of the accumulated dividends on the Preferred Stock as of such effective date (including accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change, the “accumulated dividend amount”), upon conversion, the Company will pay or deliver, as the case may be, such accumulated dividend amount in cash (to the extent the Company is legally permitted to do so) or shares of common stock, or any combination thereof at the Company’s election, to holders who convert Preferred Stock within the fundamental change conversion period. If the Company elects to pay the accumulated dividend amount in shares of common stock in lieu of cash, the number of shares of common stock that the Company will deliver will equal (x) the accumulated dividend amount divided by (y) the greater of the floor price and 97% of the stock price.

To the extent that the sum of the fundamental change dividend make-whole amount and accumulated dividend amount or any portion thereof paid in shares of common stock exceeds the product of the number of additional shares the Company delivers in respect thereof and 97% of the stock price, the Company will, if the Company is legally able to do so, declare and pay such excess amount in cash.

The following table sets forth the fundamental change conversion rate per share of Preferred Stock based on the effective date of the fundamental change and the stock price paid (or deemed paid) per share of common stock in the fundamental change (each of the stock price and the fundamental change conversion rate subject to adjustment as described in the Preliminary Prospectus Supplement).

	$ 5.00	$ 10.00	$ 15.00	$ 20.00	$ 22.50	$ 25.85	$ 27.50	$ 31.02	$ 32.50	$ 35.00	$ 40.00
15-Dec-2014	1.9186	1.8880	1.8092	1.7225	1.6868	1.6497	1.6358	1.6141	1.6119	1.6119	1.6119
15-Dec-2015	1.9245	1.9147	1.8616	1.7743	1.7316	1.6837	1.6650	1.6353	1.6264	1.6154	1.6119
15-Dec-2016	1.9294	1.9289	1.9139	1.8486	1.7996	1.7336	1.7052	1.6589	1.6452	1.6287	1.6127
15-Dec-2017	1.9342	1.9342	1.9342	1.9342	1.9342	1.9342	1.8182	1.6119	1.6119	1.6119	1.6119

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•	if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower Stock Price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $40.00 per share (subject to adjustment as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate (subject to adjustment as described in the Preliminary Prospectus Supplement); and

•	if the stock price is less than $5.00 per share (subject to adjustment as described in the Preliminary Prospectus Supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined (x) as if the stock price equaled the minimum stock price and (y) if the effective date is between two dates on the table, using straight-line interpolation (subject to adjustment as described in the Preliminary Prospectus Supplement).

Listing:	The Company intends to apply to have the Preferred Stock listed on the NYSE under the symbol “TMUSPRA,” and expects trading of the Preferred Stock on the NYSE to begin within the 30-day period after the initial delivery of the Preferred Stock.

CUSIP / ISIN:	872590203 / US8725902030

Joint Book-Running Managers:	Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

Co-Managers	Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners can arrange to send you the prospectus and related prospectus supplement if you request it by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Telephone: (866) 718-1649; Email: prospectus@morganstanley.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, Telephone: 1-800-831-9146, Email: prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847; Credit Suisse Securities (USA) LLC, Credit Suisse Prospectus Department, One Madison Avenue, New York, New York 10010, tel: 1-800-221-1037, email: newyork.prospectus@credit-suisse.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by telephone at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com; or J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attention: Syndicate Desk, telephone: 800-245-8812.